Exhibit 99.1

Summary of agreements of the Ordinary General

Shareholders Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

held in first call on March 21st, 2024

I.	Presentation and, if applicable, approval of the annual report of the CEO.

1.	The annual report of the CEO for the fiscal year 2023 and the opinion issued by the board of directors regarding it were approved in all its parts.

II.	Presentation and, if applicable, approval of the 2023 Annual Report of the Board of Directors referred to in Article 28, section IV, of the Securities Market Law.

1.	The annual report presented by the board of directors regarding the fiscal year 2023, was approved in all its parts.

III.	Presentation and, if applicable, approval of the 2023 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, and Environmental, Social, and Corporate Governance Committees.

1.	The annual reports of the audit, corporate practices, investment, ethics, debt and equity, and environmental, social, and corporate governance committees, presented for the fiscal year 2023, were approved.

IV.	Report on compliance with tax obligations by the Company and its subsidiaries during 2023.

1.	The report regarding the compliance with tax obligations of the Company and its subsidiaries during the fiscal year 2023 was approved.

V.	Presentation and, if applicable, approval of the audited and consolidated financial statements of the Company and its subsidiaries for 2023, including the report of the external auditor of the Company.

1.	The audited and consolidated financial statements of the Company and its subsidiaries, including the balance sheet, income statement, statement of changes in financial position, statement of changes in equity, supplementary notes, and the report and opinion of the external auditor of the Company, issued for the fiscal year 2023, were approved in all their parts.

2.	It was resolved to allocate the corresponding amounts to the legal reserve.

3.	It was resolved to allocate the result of the fiscal year 2023 to the income statement.

VI.	Presentation and, if applicable, approval for the decree and payment of a cash dividend, delegating powers to the Board of Directors.

1.	The payment of a cash dividend in the total amount of USD$64,686,487.00 legal currency of the United States of America, derived from the retained earnings account of the Company, was decreed.

2.	It was resolved to pay the declared dividend in 4 equal installments, each one for the amount of USD$16,171,621.75 legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, with the first payment date being April 16th, 2024, the second being July 16th, 2024, the third being October 15th, 2024, and the last being January 15th, 2025, through the SD Indeval.

3.	It was resolved that the declared dividend will be paid to the shareholders in proportion to their shareholding on each payment date and without considering treasury shares.

VII.	Presentation and, if applicable, approval of the exercise of the share buyback program during the fiscal year 2023.

1.	The report on the exercise of the own share repurchase program in force during 2023 was approved.

VIII.	Presentation and, if applicable, approval of the Company's share buyback program for 2024, of the amount that may be used in a revolving manner to such purposes and its execution.

1.	It was resolved that the reserve for the repurchase of own shares that may be used on a revolving basis during 2024 shall be equal to the amount of USD$100,000,000.00 legal currency of the United States of America, or its equivalent in Pesos, National Currency, derived from the retained earnings of the Company.

2.	It was noted that the reserve amount does not exceed the total balance of net profits, including retained earnings.

3.	The board of directors was authorized to review and, if necessary, adjust the policies, rules, and guidelines for the operation of the program.

IX.	Appointment or, if applicable, ratification of the members of the Board of Directors, and of the presidents of the Audit and Corporate Practices Committees.

1.	It was approved that Mr. Stephen B. Williams be appointed from being a proprietary member to an alternate member of Mr. Douglas M. Arthur.

2.	It was approved that Ms. Manuela Molina Peralta be appointed from being an alternate member of Mr. Douglas M. Arthur to a proprietary member in place of Mr. Stephen B. Williams.

3.	Mr. Lorenzo Manuel Berho Corona, Lorenzo Dominique Berho Carranza, Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, Douglas M. Arthur, Stephen B. Williams, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Daniela Berho Carranza, Elías Laniado Laborín, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elías, Rocío Ruíz Chávez, Luis de la Calle Pardo, and Francisco Javier Mancera de Arrigunaga were ratified to continue as members of the Company's board of directors during the fiscal year 2024.

4.	Mr. Lorenzo Manuel Berho Corona was ratified as the executive chairman of the board of directors.

5.	Mr. Alejandro Pucheu Romero was ratified as the proprietary secretary of the board of directors without being a member thereof; and Ms. Jimena María García-Cuellar Céspedes was appointed as the alternate secretary of the board of directors without being a member thereof.

6.	It was confirmed that none of the members of the board of directors, the proprietary secretary, or the alternate secretary, shall have any obligation to provide surety.

7.	Mr. Francisco Javier Mancera de Arrigunaga was ratified as chairman of the corporate practices committee.

8.	Mr. Luis Javier Solloa Hernández was ratified as chairman of the audit committee.

9.	Note was taken of the appointment of the other members of the audit and corporate practices committees, as well as the appointments of the chairpersons and members of the other committees.

10.	Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elias, Rocío Ruiz Chávez, Douglas M. Arthur, Stephen B. Williams, Luis de la Calle Pardo, and Francisco Javier Mancera de Arrigunaga were qualified as independent directors.

X.	Proposal and, if applicable, approval of the emoluments payable to the members of the Board of Directors and the committees, during the fiscal year 2024.

1.	The compensations for the board members shall be USD$4,180.00 per board meeting, the committee chairpersons shall receive USD$4,400.00 per committee meeting, and the committee members shall receive USD$3,300.00 per committee session.

2.	It was approved that the members of the Board of Directors of the Company for their actions as such and for their participation in the committees of the Company receive, no later than December 31st, 2024, a compensation in shares of the Company , equal to the amount that each has received as cash compensation and taking into account the value of the share on the delivery date and that said shares will be subject to a lock-up period of 6 months.

XI.	Proposal and, if applicable, approval of the long-term incentive plan for the executives of the Company for the period 2024-2028

1.	The compensation plan for the executives of the Company for the period 2024-2028 was approved, consisting of payment in Company shares, as determined by the corporate practices committee, considering only the Total Relative Return of the Company's stock compared to its peers in the industrial sector.

2.	It was resolved that the corporate practices committee will be responsible for reviewing the parameters and amounts of the compensation plan.

3.	It was resolved that the maximum amount of shares to be granted to executives as long-term incentives during the period 2024-2028 will be up to 20,000,000 shares.

4.	It was resolved that the corporate practices committee will be responsible for verifying the Total Relative Return of the Company's stock, the peers that will serve as comparison, as well as any other applicable aspect.

5.	It was resolved that the minimum amount to be granted to executives may be equal to 50% of the target shares; and the maximum may not exceed 150% of the target shares for the relevant year; the shares will be delivered in 3 equal installments, within the 3 years following the year in which they are allocated.

6.	It was resolved that the delivery of shares to executives will be through the trust currently used, with the changes that the corporate practices committee deems pertinent.

7.	It was resolved that those executives who invest their short-term incentive in shares will receive a 20% incentive in shares deliverable in three installments within the following 3 years.

8.	The corporate practices committee was delegated the review and implementation of the long-term incentive plan.

XII.	Proposal, and if applicable, approval of the cancellation of shares that were not subscribed and paid in the public offers made in 2023

1.	It was resolved to cancel 23,750,000 shares issued by resolution of the shareholders meeting held on March 30th, 2023, which have not been subscribed to date.

2.	The necessary powers and authority were granted to the designated representatives to carry out the cancellation of said shares, and the secretary was instructed to make the corresponding annotations in the company's books.

XIII.	Appointment of special delegates of the Ordinary General Shareholder Meeting

1.	Lorenzo Manuel Berho Corona, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes, and Navil Rosario Marín Escamilla were appointed as special delegates to issue certifications regarding the minutes and to protocolize them.

Summary of agreements of the Extraordinary General

Shareholders Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

held in first call on March 21st, 2024

I.	Proposal and, if applicable, approval of the modifications to Clauses Sixth, Seventh, Eighth, Eleventh, Twelfth, Fifteenth, Eighteenth, Twenty-Third, Thirtieth and Thirty-First and other related from the by-laws of the Company, to incorporate the amendments to the Securities Market Law and to the General Corporations Law.

1.	Clauses Sixth, Seventh, Eighth, Eleventh, Twelfth, Fifteenth, Eighteenth, Twenty-Third, Thirtieth, and Thirty-First, and other related provisions of the Company's bylaws were amended.

2.	The amendment and restatement of the Company's bylaws were approved.

3.	The secretary of the board of directors was authorized to carry out the necessary acts to give effect to the bylaws' amendment.

4.	Any two members of the board of directors were authorized to subscribe the new shares certificates issued for this purpose.

II.	Proposal, and in its case, approval of and increase to the capital stock of the Company, through the issuance, and in its case, subscription of single series ordinary, nominative, non-par value shares, representing the variable capital, or of titles or instruments representing them, that will be placed through one or more public offerings, through one or more authorized stock exchanges in Mexico and/or abroad, and with the approval by (and/or registry before) the competent authorities and stock exchanges, without preferred subscription rights and delegation of authority into the board of directors.

1.	It was resolved to increase the variable capital, in a minimum amount equal to $1,000,000,000.00 Pesos, corresponding to a theoretical value per share equal to $10.00 Pesos, to be represented by up to 100,000,000 single series, ordinary, nominative shares, non-par value shares, representing the variable part of the share capital that may be represented by American Depositary Shares (ADS’s) or placed directly; being offered for subscription and payment through one or more public and/or private offerings in Mexico through the Mexican Stock Exchange, the New York Stock Exchange, any other exchange authorized in Mexico, and/or any exchange in the United States of America and/or any other jurisdiction.

2.	The board of directors was delegated the necessary powers pursuant to Article 55 Bis of the Securities Market Law and the amended bylaws, to determine the date or dates, amounts (including price and amount attributable to share capital and premium in subscription of shares), placement agents or intermediaries, manner of making the increase public, placement method (including determining whether the offer will be public or private), markets or investors, and other terms and conditions.

3.	The board of directors was delegated the necessary powers to determine the exclusion of preferential subscription rights regarding the shares or titles of the increase.

4.	The Delegates of the Shareholder Meeting were empowered to notify the board of directors regarding the delegated powers.

5.	The board of directors was instructed to inform the Shareholder Meeting and the general public, regarding the exercise of the delegated power and the actual amount of the capital increase (and the amount of the premium on subscription of shares), once the offerings of the approved shares has been completed.

6.	The secretary of the board was authorized to carry out the necessary acts related to the approved capital increase.

7.	It was resolved that the resolutions adopted shall be subject to the condition that all necessary authorizations are obtained from any competent authorities, stock exchanges, and institutions for the deposit of securities, the National Banking and Securities Commission, and the Securities and Exchange Commission of the United States of America, prior to the board of directors offering the shares.

8.	Any two proprietary members of the board of directors were authorized to subscribe to the new shares certificates issued.

III.	Proposal and, if applicable, granting of special powers for executing the resolutions adopted by this General Extraordinary Shareholders´ Meeting.

1.	It was resolved to grant in favor of Lorenzo Manuel Berho Corona, Lorenzo Dominique Berho Carranza, Juan Felipe Sottil Achutegui, and Alejandro Pucheu Romero (the "Shareholders Meeting Delegates") special powers to carry out all and any acts approved by this shareholders meeting, including powers for lawsuits and collections, acts of administration, acts of dominion, and to subscribe, endorse, and guarantee credit instruments.

2.	It was resolved to grant the Shareholders Meeting Delegates broad powers of substitution and to grant special and irrevocable powers for lawsuits and collections, in favor of any process agent required in any jurisdiction.

IV.	Designation of special delegates of the General Extraordinary Shareholders´ Meeting.

1.	Lorenzo Manuel Berho Corona, Alejandro Pucheu Romero, Jimena María García-Cuellar Céspedes, and Navil Rosario Marín Escamilla were appointed as special delegates to issue certifications regarding the minutes and to protocolize them.

*****End of Text******